Filed by Anheuser-Busch InBev SA/NV

pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Anheuser-Busch InBev SA/NV

(Commission File No. 001-34455)

Dear Colleagues,

As we continue to make progress in planning for our recommended combination with SABMiller, we are pleased to share the future team for the new COPEC Zone. As with our previous announcements, these changes are conditional upon, and would be implemented following, the successful completion of the combination.

The COPEC Zone team will be composed of 12 colleagues reporting to Zone President Ricardo Moreira. Additional information on each team member can be found below.

We are excited that this team represents a mix of great talent from both SABMiller and AB InBev and are looking forward to learning from the experience and extensive market expertise that this team will bring to our combined company. The appointment of the VP Information and Business Services (IBS) COPEC is subject to a separate announcement.

After completion, the headquarters for our Business Units (BU) will be at current SABMiller offices, which for BU Colombia will be in Bogotá, for our BU Ecuador headquarters will be located in Guayaquil, and for our BU Peru, headquarters will be in Lima. As previously announced, the Zone headquarters will be at the current SABMiller office in Bogotá as well. It is intended that the existing SABMiller hub in Miami, Florida will be relocated to Bogotá, Colombia within a few months after completion of the combination.

The new team members will then be able to participate in the planning for the appointments of EBM-2, which we will announce after completion of the combination.

The changes announced today would be implemented with due respect for applicable legal and works council considerations and consultation requirements, and will take effect immediately following the successful completion of the combination.

Biographies

[GRAPHIC APPEARS HERE] Ricardo Moreira

COPEC Zone President

Ricardo Moreira is currently our VP Marketing for our Mexico Zone. Ricardo is a Portuguese citizen and received a Degree in Mechanical Engineering from Rio de Janeiro Federal University in Brazil and a specialization in Management from The University of Chicago. Ricardo joined Ambev in 1995 and held various positions in the Sales and Finance organizations prior to becoming Regional Sales Director in 2001. He subsequently served as VP Logistics & Procurement for Latin America North, Business Unit President for Hispanic Latin America (HILA) and VP Soft Drinks Latin America North. In 2013, Ricardo moved to Mexico to head the Sales, Marketing and Distribution organizations and has lead an outstanding commercial integration of Grupo Modelo, achieving impressive top line results and delivering relevant brand health growth, especially for Corona. He will be appointed Zone President Latin America COPEC for the combined group following the completion of the combination.

Business Unit Presidents:

[GRAPHIC APPEARS HERE] Luciano Carrillo

Business Unit President Colombia

Luciano Carrillo is currently our Business Unit Head for Colombia. Luciano is an Argentinian citizen and received a degree in Public Accounting from the University of El Salvador, an Executive MBA from Darden School of Business and attended the Marketing Executive Program at Kellogg School of Management. Luciano joined AB InBev in 1997 and previously served as Business Unit Head for Andina and General Manager for Bolivia. Luciano will be appointed Business Unit President Colombia for the combined group following completion of the combination.

[GRAPHIC APPEARS HERE] Rafael Alvarez

Business Unit President Peru

Rafael Alvarez is currently Managing Director in Industrias La Constancia (ILC), a subsidiary of SABMiller in El Salvador. Rafael is a Colombian citizen and received a degree in Civil Engineering from Antioquia Engineering School. Rafael joined SABMiller in 2009 in the Latin-American Hub as Trade Marketing Director, and previously served as Sales VP in ILC. Before joining the beverage industry, he held several commercial positions in Colombia, Venezuela and the Latin-American region in the consumer goods industry. Rafael will be appointed Business Unit President Peru for the combined group following competition of the combination.

[GRAPHIC APPEARS HERE] Sergio Rincon

Business Unit President Ecuador

Sergio Rincon is currently VP Sales Bavaria—Colombia for SABMiller. He is a Colombian citizen and received a degree in Business Administration and Marketing from the Universidad Pontificia Bolivariana of Medellín. Sergio joined SABMiller in 1999 and previously served as Sales Director Bavaria—Colombia and Sales VP for Industrias La Constancia, El Salvador. Sergio will become Business Unit President Ecuador for the combined group following completion of the combination.

Functional Roles:

[GRAPHIC APPEARS HERE] Alejandro Miranda

VP Marketing

Alejandro Miranda is the current Marketing Vice President for SABMiller’s Bavaria business. Alejandro is a Chilean citizen and has a degree in Industrial Engineering from the Pontificia Universidad Católica in Santiago. He joined SABMiller in 2012 to lead the Bavaria Marketing team following 17 years with British American Tobacco, where he held various roles in Sales, Trade Marketing and Marketing in Latin America and London. Alejandro will be appointed VP Marketing COPEC for the combined group following completion of the combination.

[GRAPHIC APPEARS HERE] Alejandro Barrera

VP People

Alejandro Barrera is currently Distribution Vice President for SABMiller’s Bavaria business. Alejandro is a Colombian and Italian citizen and received a degree in Mechanical Engineering from Universidad de los Andes, as well as an MBA from Tecnologico de Monterrey and Thunderbird University. Alejandro joined SABMiller through Bavaria in 2005 and previously served as Distribution Services Director and Primary Distribution Director, both for the Bavaria business. Alejandro will be appointed VP People COPEC for the combined group following completion of the combination.

[GRAPHIC APPEARS HERE] Ricardo Mattos

VP Finance

Ricardo Mattos is currently VP Finance for our Mexico Zone. Ricardo is a Brazilian citizen and received a Bachelor of Science degree in Engineering—Automation and Control from the University of São Paulo and an MBA in Finance from MIT Sloan School of Management. Ricardo joined Grupo Modelo in 2004 and was Managing Director for EMEA before the combination with AB InBev. Ricardo will be appointed VP Finance COPEC for the combined group following completion of the combination.

[GRAPHIC APPEARS HERE] Roberto Couceiro

VP Supply

Roberto Couceiro is currently our Supply Regional Director (Brewery and Vertical Operations) for Latin America North. Roberto is a Brazilian citizen and received a degree in Mechanical Engineering from the Federal University of Pernambuco and an in-company MBA from the Business School of São Paulo. Roberto joined AB InBev in 1996 and previously served as Zone Brewery Support Engineering Manager and Plant Manager for Latin America North. Roberto will be appointed VP Supply COPEC for the combined group following completion of the combination.

[GRAPHIC APPEARS HERE] Fernando Jaramillo

VP Legal & Corporate Affairs

Fernando Jaramillo is currently Corporate Affairs Vice President for SABMiller’s Bavaria business. Fernando is a Colombian citizen and received a degree in law from Andes University, two Master degrees in Corporate Law and Tax Law from Andes University and an LL.M. in Common Law from Georgetown University. Fernando joined Bavaria in 2004 and previously served as Chief of Staff for the General Secretary of the Organization of American States in Washington (OAS). Fernando will be appointed VP Legal & Corporate Affairs COPEC for the combined group following completion of the combination.

[GRAPHIC APPEARS HERE] Hugo Dias Rocha

VP Integration

Hugo Dias Rocha is currently our VP Expansion for China. Hugo is a Brazilian citizen and received a Bachelor of Science degree in Mechanical Engineering from the University of Paraiba, an MBA from São Paulo Business School and also attended the CEO Management Program at Kellogg School of Management. Hugo joined AB InBev in 1995 and previously served as Regional Sales Director for Hispanic Latin America in the Dominican Republic and Sales People Director for Latin America North. Hugo will be appointed VP Integration COPEC for the combined group following completion of the combination.

[GRAPHIC APPEARS HERE] Eduardo Dager

VP Logistics

Eduardo Dager is currently VP Supply Chain & Distribution for SABMiller Latin America. He is a dual citizen of Colombian and Mexico and received a degree in Chemical Engineering from Universidad del Valle at Cali, Colombia and a degree in Finance from Universidad EAFIT at Medellin, Colombia. Eduardo joined SABMiller in 2012 and previously served as North America Oral Care Supply Director at Colgate-Palmolive and before that as Andean Region Supply Director. Eduardo will be appointed VP Logistics COPEC for the combined group following the completion of the combination.

[GRAPHIC APPEARS HERE] Marcos Eloi

VP Procurement Middle Americas / COPEC

Marcos Eloi is currently our VP Global Procurement Packaging. He is a Brazilian citizen and received a degree in Accounting Management from Catholic University of Salvador and an in-company MBA from Business School São Paulo. Marcos joined AB InBev in 1999 and previously served as Global Primary Packaging Director and Procurement Director LAN. Marcos wil become our VP Procurement Middle Americas / COPEC for the combined group upon completion of the combination.

Forward Looking Statements

This press release contains “forward-looking statements”. These statements are based on the current expectations and views of future events and developments of the management of AB InBev and are naturally subject to uncertainty and changes in circumstances. The forward-looking statements contained in this release include statements relating to AB InBev’s proposed business combination with SABMiller (including with respect to the expected timing and scope of these transactions), and other statements other than historical facts. Forward-looking statements include statements typically containing words such as “will”, “may”, “should”, “believe”, “intends”, “expects”, “anticipates”, “targets”, “estimates”, “likely”, “foresees” and words of similar import. All statements other than statements of historical facts are forward-looking statements. You should not place undue reliance on these forward-looking statements, which reflect the current views of the management of AB InBev, are subject to numerous risks and uncertainties about AB InBev and SABMiller and are dependent on many factors, some of which are outside of AB InBev’s control. There are important factors, risks and uncertainties that could cause actual outcomes and results to be materially different, including the satisfaction of the conditions to the transactions described herein, the ability to obtain the regulatory approvals related to the transactions and the ability to satisfy any conditions required to obtain such approvals, and the risks relating to AB InBev described under Item 3.D of its Annual Report on Form 20-F (“Form 20-F”) filed with the US Securities and Exchange Commission (“SEC”) on 14 March 2016 and in the Registration Statement on Form F-4, which includes a prospectus, filed with the SEC on 26 August 2016. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements. There can be no certainty that the proposed transactions will be completed on the terms described herein or at all.

The forward-looking statements should be read in conjunction with the other cautionary statements that are included elsewhere, including AB InBev’s most recent Form 20-F, the Registration Statement on Form F-4, reports furnished on Form 6-K, and any other documents that AB InBev, SABMiller or Newbelco have made public. Any forward-looking statements made in this communication are qualified in their entirety by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by AB InBev will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, AB InBev or its business or operations. Except as required by law, AB InBev undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Future SEC Filings and This Filing: Important Information

In connection with the business combination of AB InBev and SABMiller, Newbelco SA/NV (a Belgian limited liability company formed for the purposes of such transaction) filed a registration statement on Form F-4, which includes a prospectus, with the SEC on 26 August 2016. The prospectus will be mailed to the holders of American Depositary Shares of AB InBev and holders of ordinary shares of AB InBev (other than holders of ordinary shares of AB InBev who are non-U.S. persons (as defined in the applicable rules of the SEC)). INVESTORS ARE URGED TO READ THE PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT AB INBEV, SABMILLER, NEWBELCO, THE TRANSACTION AND RELATED MATTERS. Investors will be able to obtain a free copy of the prospectus and other such filings without charge, on the SEC’s website (http://www.sec.gov) once such documents are filed with the SEC. Copies of such documents may also be obtained from AB InBev, without charge, once they are filed with the SEC.

Notice to US investors

US holders of SABMiller shares should note that the steps of any transaction requiring approval by SABMiller shareholders is expected to be implemented under a UK scheme of arrangement provided for under English company law. As such, it is expected that any shares to be issued under the transaction to SABMiller shareholders will be issued in reliance upon the exemption from the registration requirements of the US Securities Act of 1933, provided by Section 3(a)(10) thereof and will be subject to UK disclosure requirements (which are different from those of the United States). The transaction may instead be implemented by way of a takeover offer under English law. If so, any securities to be issued under the transaction to SABMiller shareholders will be registered under the US Securities Act, absent an applicable exemption from registration. If the transaction is implemented by way of UK takeover offer, it will be done in compliance with the applicable rules under the US Exchange Act of 1934, including any applicable exemptions provided under Rule 14d-1(d) thereunder.

Additional Information

This communication is for informational purposes only. This filing shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This communication is not a substitute for the registration statement filed on 26 August 2016 with the SEC or any other document relating to the combination that may be published by AB InBev, SABMiller or

Newbelco. The combination, including the Belgian merger of AB InBev into Newbelco, has not yet commenced. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

The making of an offer of securities in relation to the combination to specific persons who are residents in, or nationals or citizens of, certain jurisdictions or to custodians, nominees or trustees of such persons may be made only in accordance with the laws of the relevant jurisdiction. It is the responsibility of those shareholders wishing to accept an offer to inform themselves of and ensure compliance with the laws of their respective jurisdictions in relation to the proposed combination.